ArcelorMittal and Kalagadi Manganese announce the unconditional participation of ArcelorMittal in Kalagadi Manganese

Johannesburg, 3 September 2008 – Following the announcement on 20 November 2007, in which Kalagadi Manganese and ArcelorMittal announced the finalisation of an agreement confirming the selection of ArcelorMittal as a joint venture partner in developing Kalagadi’s manganese deposits, the Parties have today announced that all conditions precedent to the transaction have been satisfied and the transaction implemented. ArcelorMittal has effected payment of its subscription amount to subscribe for a 50% interest in Kalagadi Manganese. The USD 432.5 million deal will result in the establishment and implementation of the joint venture between Kalahari Resources, Industrial Development Corporation Limited (“IDC”) and ArcelorMittal that will lead to the development in South Africa of:

•	a manganese mine, beneficiation plant and sinter complex in the Northern Cape Province; and
•	a smelter complex in Coega, Eastern Cape Province.

Commenting, Daphne Mashile-Nkosi, Chairperson of Kalagadi Manganese, said: "We are excited to have finalised the participation of ArcelorMittal in Kalagadi Manganese. The investment by ArcelorMittal, the world’s largest steel producer, provides Kalagadi Manganese with a solid platform to progress the implementation and operation of the project. We believe that over and above the capital injection, our new partner will add significant value to the business in respect of enhancing operational efficiencies”.

Nku N. Nyembezi-Heita, ArcelorMittal nominee Director of Kalagadi Manganese, said: “We are delighted to have concluded the subscription for shares in Kalagadi Manganese.

This is an exciting greenfield project that will facilitate the ownership of previously disadvantaged communities into the manganese ore and alloy industries, resulting in employment opportunities in the Northern Cape and Coega areas, whilst bolstering export earnings for South Africa.

We look forward to developing a world-class manganese operation together with our partners Kalahari Resources and IDC”.

Commenting on this deal the SBU Head for Mining & Beneficiation at IDC Abel Malinga said: “this transaction is significant to us in many ways; firstly, it is line with the IDC’s mandate of promoting industrial development and secondly the BEE element of this transaction will enable black business to have a meaningful participation in this industry”.

Kalagadi Manganese's project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The Parties intend establishing a manganese ore mine and sinter plant at Hotazel that will ultimately produce 2.4 million tonnes of sinter product per annum. It will also see the establishment of a 320 000 tpa ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. Drilling to date has confirmed the presence of a high grade manganese ore resource sufficient to support a life of mine in excess of 20 years.

The project, which is due to come on-line in 2010, overlies the Kalagadi Manganese Basin, a world renowned source of manganese ore containing 80 percent of the world's known manganese resources. Following the unconditional implementation of the transaction, Kalagadi Manganese is 50% owned by ArcelorMittal, 40% owned by Kalahari Resources, a majority black women owned and controlled company, with the remaining 10% held by IDC, the South African state-owned financier.